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[MORRIS, MANNING & MARTIN, LLP LOGO]


June 15, 2005                                             HEATH D. LINSKY
                                                          404-504-7691
                                                          hdl@mmmlaw.com
                                                          www.mmmlaw.com


Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


         Re:      Cole Credit Property Trust II, Inc.
                  Amendment No. 5 to Registration Statement on Form S-11 Registration Statement on Form S-11 Filed June 15, 2005 Registration No. 333-121094

Ladies and Gentlemen:

         On behalf of Cole Credit Property Trust II, Inc. (the "Company"), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 5 (the "Amendment") to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "Commission") on December 9, 2004 (Registration No. 333-121094) and as amended by Pre-Effective Amendment No. 1 filed with the Commission on February 24, 2005, as further amended by Pre-Effective Amendment No. 2 filed with the Commission on April 11, 2005, as further amended by Pre-Effective Amendment No. 3 filed with the Commission on May 13, 2005 and as further amended by Pre-Effective Amendment No. 4 filed with the Commission on June 2, 2005 (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated June 10, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.



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
Atlanta        |   1600 Atlanta Financial Center         With offices in  |  Washington, D.C.
404.233.7000   |   3343 Peachtree Road, N.E.                              |  Charlotte, North Carolina
               |   Atlanta, Georgia 30326-1044                            |
               |   Fax: 404.365.9532                                      |
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MORRIS, MANNING & MARTIN, LLP


Securities and Exchange Commission
Page 2



         On behalf of the Company, we respond to the specific comments of the Staff as follows:

REGISTRATION STATEMENT ON FORM S-11

PROPOSED SHARE REDEMPTION PROGRAM, PAGE 15

1. PLEASE REVISE TO DISCLOSE THAT YOU RECEIVED NO ACTION RELIEF FROM THE DIVISION OF MARKET REGULATION. SIMILARLY, PLEASE UPDATE YOUR DISCLOSURE ON PAGE 119.

         RESPONSE: The disclosure under the captions "Executive Summary - Share Redemption Program" on page 15 of the Prospectus and "Share Redemption Program" on page 119 of the Prospectus has been revised in response to the Staff's comment.

EXHIBIT 5.1

2. WE NOTE YOUR MODIFICATION FROM YOUR OPINION FILED ON FEBRUARY 24, 2005 TO EXPAND THE ASSUMPTION LOCATED IN PARAGRAPH 5 OF PAGE 3. THE NEW LANGUAGE REFERRING TO THE ENTIRE CHARTER IS OVERLY BROAD. IT IS INAPPROPRIATE TO ASSUME THE SHARES AND PLAN SHARES WILL NOT BE ISSUED IN VIOLATION OF ANY RESTRICTIONS OR ANY LIMITATIONS CONTAINED IN THE REGISTRANT'S CHARTER. REVISE ACCORDINGLY.

         RESPONSE: The opinion attached to the registration statement as Exhibit
5.1 has been revised in response to the Staff's comment.

         If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at (404) 504-7613.


                                            Best regards,


                                            MORRIS, MANNING & MARTIN, LLP



                                            /s/ Heath D. Linsky
                                            -------------------
                                            Heath D. Linsky


cc:      Blair D. Koblenz
         David M. Calhoun